SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.              Nokia press release dated April 2, 2008: Exercises with stock options of Nokia Corporation

2.              Nokia press release dated April 8, 2008: Nokia, Bochum employee representatives agreed on severance package and site closure date

3.              Nokia press release dated April 14, 2008: Wireless Industry Leaders commit to framework for LTE technology IPR licensing

4.              Nokia press release dated April 17, 2008: Identity Systems to be acquired by Informatica

5.              Nokia press release dated April 21, 2008: Changes in company’s own shares

6.              Nokia press release dated April 22, 2008: SONY BMG MUSIC ENTERTAINMENT joins Nokia Comes With Music

STOCK EXCHANGE
RELEASE

April 2, 2008

Nokia Corporation

Stock exchange release

2.4.2008 at 9.15 (CET+1)

Exercises with stock options of Nokia Corporation

Espoo, Finland – A total of 416 661 shares of Nokia Corporation (“Nokia”) were subscribed for between 3.3.2008 – 31.3.2008 based on Nokia’s 2003 and 2005 employee stock option plans. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares will be recorded in the Trade Register on or about May 14, 2008. The new shares carry full shareholder rights as from the registration date. The shares are admitted to public trading on the Helsinki Exchanges as of the registration date together with the old Nokia share class (NOK1V).

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

April 8, 2008

Nokia, Bochum employee representatives agreed on severance package and site closure date

Espoo, Finland - Nokia and Bochum employee representatives have agreed on key elements of a reconciliation of interests and social plan for employees affected by the plan to close the site, achieving the target set for the negotiation by both parties: a fair, reasonable and satisfactory solution for all. The 200-million-euro package calls for Bochum to be shut down by June 30, after which Nokia will establish a transfer company for affected staff for one year.

“As we said in January when we started the discussions about closing Bochum, Nokia has agreed on a fair and responsible social plan,” said Veli Sundbäck, Executive Vice President of Nokia and Chairman of the Supervisory Board of Nokia GmbH. “We are well aware that closing the site is painful for all affected employees and their families. As we have clear responsibilities to our employees in this kind of difficult situation, it was our special concern from the start to compensate the loss of the jobs in a respectful and fair manner.”

“We achieved our goal, which was to reach a satisfactory agreement for our members that is in line with the best German agreements,” said Gisela Achenbach, head of the Bochum works council. “Furthermore, additional payments will take into account the specific situation of families and severely disabled persons.”

Both parties have also reached agreement on terms related to employee issues in the cases of the planned divestment of the Line Fit Automotive Business to the former business unit head, Razvan Olosu, and Equity Partners GmbH; and of the Bochum based core software R&D entity to Sasken Communication Technologies. Successful divestments would enable employment for approximately 300 staff in total, an important step towards the joint aim of finding alternative employment for Nokia’s Bochum staff.

While production at Bochum will cease by end-June 2008, Nokia will continue to have a strong presence in North Rhine-Westphalia and Germany with a major sales and marketing unit in Düsseldorf and a strong representation through a devices R&D team in Ulm. Nokia is the only major mobile device maker with an R&D presence in Germany, and its footprint in software is growing with the acquisitions of Gate5 and Loudeye and the pending purchase of Navteq, which has personnel in Frankfurt.

The final reconciliation of interests and social plan are expected to be signed in the next few weeks.

Nokia will comment further on the financial costs in connection with its first quarter report due on April 17.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

April 14, 2008

Wireless Industry Leaders commit to framework for LTE technology IPR licensing

Espoo, Finland - Alcatel-Lucent, Ericsson, NEC, NextWave Wireless, Nokia, Nokia Siemens Networks and Sony Ericsson have today announced a mutual commitment to a framework for establishing predictable and more transparent maximum aggregate costs for licensing intellectual property rights (IPR) that relate to 3GPP Long Term Evolution and Service Architecture Evolution standards (LTE/SAE). The companies invite all interested parties to join this initiative which is intended to stimulate early adoption of mobile broadband technology across the communications and consumer electronic industries.

The framework is based on the prevalent industry principle of fair, reasonable and non-discriminatory (FRAND) licensing terms for essential patents. This means that the companies agree, subject to reciprocity, to reasonable, maximum aggregate royalty rates based on the value added by the technology in the end product and to flexible licensing arrangements according to the licensors’ proportional share of all standard essential IPR for the relevant product category.

Specifically, the companies support that a reasonable maximum aggregate royalty level for LTE essential IPR in handsets is a single-digit percentage of the sales price. For notebooks, with embedded LTE capabilities, the companies support a single-digit dollar amount as the maximum aggregate royalty level. The parties believe the market will drive the LTE licensing regime to be in accordance with these principles and aggregate royalty levels.

This framework balances the prevailing business conditions relevant for the successful widespread adoption of the LTE standard, which continues its progress toward definitive adoption by the industry in the applicable standards forums and organizations.

Company Quotes

“As our respective companies have now launched R&D efforts and trials for LTE technology, we hope that this initiative will help for a wide adoption of this technology across devices and applications, enabling a wireless lifestyle for consumers and enterprises and creating value for technology providers,” said Olivier Baujard, Chief Technology Officer, Alcatel-Lucent.

“The adoption of this initiative will reassure operators of the early widespread adoption of LTE technology throughout the consumer electronics industry,” Ericsson’s Senior Vice President, General Manager and Chief Technology Officer Håkan Eriksson said. “It also confirms Ericsson’s longstanding commitment to the FRAND principles as fundamental to the industry.”

“NEC is excited about this initiative. LTE is a key technology in the transformation of voice-oriented telecom services into data-oriented communication services. In partnership with other LTE technology leaders and vendors, NEC, as both an infrastructure and handset provider, must play a crucial role in establishing a better environment in which to explore the LTE market, and we believe this initiative is an important first step. “ said Dr. Katsumi Emura, Executive General Manager, Intellectual Asset Management Unit, NEC Corporation.

“Today’s devices contain a multitude of different technologies. To ensure all patent holders are treated fairly without stifling the market, it would be preferable for patent holders to offer reasonable terms.” said Ken Stanwood, Executive Vice President Technology and Standards, NextWave Wireless “We are enthusiastic about this effort and hope the concepts will spread to other technologies.”

“The patent licensing market requires basic rules in order to properly develop and function”, said Ilkka Rahnasto, Vice President, Intellectual Property Rights, Nokia. “Today’s announcement is a step towards establishing more predictable and transparent licensing costs in a manner that enables faster adoption of new technologies.”

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“In order to connect 5 billion people and deal with 100-fold traffic at lowest cost of ownership we need to create economies of scale, “ said Stephan Scholz, CTO of Nokia Siemens Networks, “Mobile broadband implementation using technologies with a predictable, transparent maximum aggregate costs for licensing intellectual property rights will drive global adoption and foster social and economical growth.”

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprise and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

About Ericsson

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

About NEC Corporation

NEC Corporation (TSE: 6701) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide. For additional information, please visit the NEC home page at: http://www.nec.com

About NextWave Wireless

NextWave Wireless Inc. (Nasdaq: WAVE) is engineering the future of mobility by providing next-generation mobile multimedia and wireless broadband technologies to the world’s leading mobile operators, handset manufacturers, consumer electronics manufacturers and wireless service providers. From mobile television and mobile broadband systems to semiconductors and device-embedded mobile multimedia software that can be found in more than 200 million handsets around the globe, NextWave is evolving the way consumers experience mobile multimedia content. NextWave Wireless is headquartered in San Diego, California, U.S.A., and has offices in over a dozen countries. For more information visit NextWave Wireless at http://www.nextwave.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks. www.nokia.com

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About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

About Sony Ericsson

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

Media Enquiries

Alcatel-Lucent

Stéphane Lapeyrade

stephane.lapeyrade@alcatel-lucent.com

Tel +33140761274

Ericsson

press.relations@ericsson.com

Tel +4687196992

NEC Corporation

Chris Shimizu

Chris.Shimizu@EU.NEC.COM

Tel +442087522794

NextWave Wireless

Hannah Smith

hsmith@ruderfinn.co.uk

Tel +442074628949

Nokia

Anne Eckert

press.services@nokia.com

Tel +85269716918

Nokia Siemens Networks

Bareld Meijering

bareld.meijering@nsn.com

Tel +358503872862

Sony Ericsson

Aldo Liguori

press.global@SonyEricsson.com

Tel +442087625860

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PRESS RELEASE

April 17, 2008

Identity Systems to be acquired by Informatica

Espoo, Finland & Redwood City, CA – Nokia and Informatica have signed an agreement for Informatica to acquire Identity Systems, headquartered in Greenwich, CT.  Identity Systems became a subsidiary of Nokia in February 2006 as part of Nokia’s acquisition of Intellisync.  Informatica will acquire all of the capital stock of Identity Systems in a cash transaction valued at approximately USD 85 million.

Identity Systems is a global leader in enterprise software development for identity resolution, providing fast, highly accurate and scalable solutions to profile, cleanse, group, match and consolidate data within computer systems and network databases.

“After thorough consideration Nokia decided that Identity Systems’ business has a much bigger potential as part of Informatica since identity resolution is a key part of many data quality and data integration initiatives,” said Tom Furlong, SVP, Services & Software, Nokia.  “With this transaction, Identity Systems’ strong and committed team has the opportunity to expand and grow their already successful business and technology. We see this as a natural evolution to Identity Systems as they have been operating as a very independent business within Nokia.”

“We are excited and confident that our innovative solutions, strong talent pool, solid partner ecosystem and global customer base will add to Informatica’s existing success in the data quality market. We are pleased and look forward to being part of the leading global independent data integration company,” said Sanjay Rao, General Manager of Identity Systems.

“The combination of Identity Systems and Informatica will offer the most advanced data quality products,” said Sohaib Abbasi, chairman and CEO, Informatica.  “This combination advances our leadership in three ways.  First, we will offer our customers additional innovative capabilities for identity search and resolution.  Second, it extends our data quality products with differentiated cross-language identity matching capabilities.  And third, our customers will benefit from the near-universal access of our leading data integration platform to integrate all their data including identity data.  Together, we will further enable organizations to gain a competitive advantage in today’s global information economy by empowering them to access, integrate and trust all their information assets.”

The transaction is expected to close by the end of May subject to customary conditions, including all required employee consultations.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Informatica

Informatica is a leading provider of enterprise data integration software and services. With Informatica, organizations can gain greater business value by integrating all their information assets from across the enterprise. More than 3,000 companies worldwide rely on Informatica to reduce the cost and expedite the time to address data integration needs of any complexity and scale. For more information, call +1 650 385 5000, or visit www.Informatica.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D)

expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Industry Analysts only:

Nokia Industry Analyst Relations

Industry.analyst@nokia.com

Informatica

Deborah Wiltshire

Informatica Corporation

+1 650 385 5360

mobile/+1 650 862 8186

dwiltshire@informatica.com

www.nokia.com

STOCK EXHANGE RELEASE

21 April 2008

Nokia Corporation

Stock exchange release

21.4.2008 at 12.30 (CET+1)

Changes in company’s own shares

Espoo, Finland - Based on previously announced decision of the Board of Directors to issue shares held by the Company, 2 702 Nokia shares held by the Company are today transferred to Nokia performance share plan participants as settlement under the plan.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

April 22, 2008

SONY BMG MUSIC ENTERTAINMENT joins Nokia Comes With Music

Music bundle on Nokia devices to include SONY BMG content

London, United Kingdom / Espoo, Finland – Nokia today announced that SONY BMG MUSIC ENTERTAINMENT has officially joined Nokia Comes With Music, a revolutionary way for people to discover and enjoy music with their Nokia device.

“As one of the leading major music companies in the world, our collaboration with SONY BMG means we can offer a huge range of fantastic music from both international and local artists via Comes With Music,” said Tero Ojanperä, executive vice president and head of the Nokia Entertainment and Communities business. “It’s great to have them on board as we move forward with bringing our unlimited music bundle to the market.”

Mr. Ojanpera continued:  “Nokia Comes With Music is an innovation that not only helps people discover and enjoy music, but also expand the overall business and revenue for the benefit of artists, labels and other rights holders.”

“This initiative represents a critical new way of gaining access to music, through which fans will be able to explore SONY BMG’s vast catalog of recordings for an entire year,” commented Thomas Hesse, President, Global Digital Business & U.S. Sales, SONY BMG MUSIC ENTERTAINMENT.  “We think this business model will encourage users to sample a wide range of material, expand their musical tastes, and listen to more music than ever before. In the process, we think it will provide new opportunities to artists from every genre of music, and increase demand for music overall.”

People who buy a Nokia Comes With Music device will have a year of access to the SONY BMG rich catalog of music. Consumers will be able to download tracks to both their mobile device and computer through the Nokia Music Store during the first twelve months that they own their Nokia device.

At the end of the one year period, they can keep their downloaded tracks and, should they purchase a new compatible device or computer, they can transfer their downloaded material by substituting their new device or computer for the original devices.  As a result, music fans who participate in the Comes With Music experience will be able to keep their downloads on their device and/or computer for the rest of their lives.

Consumers will have a number of attractive options for continuing to get new music after the Nokia Comes With Music subscription is over: they will be able to continue to purchase additional tracks from the Nokia Music Store, or move on to a Nokia “unlimited access” subscription service to enjoy new releases and catalog tracks not downloaded during the initial year.

Comes With Music is expected to launch in the second half of 2008 on a range of Nokia devices in selected markets.

About Nokia Comes With Music

Nokia Comes With Music enables people to buy a Nokia device with a year of unlimited access to tracks from a range of great artists - past, present and future. Once the year is complete, customers can keep all their music without having to worry about it disappearing when their subscription is over. Universal Music Group International and SONY BMG ENTERTAINMENT are part of the launch and Nokia is in discussion with many other international labels.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video,

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television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About SONY BMG MUSIC ENTERTAINMENT

SONY BMG MUSIC ENTERTAINMENT is a global recorded music joint venture with a roster of current artists that includes a broad array of both local artists and international superstars, as well as a vast catalog that comprises some of the most important recordings in history. SONY BMG MUSIC ENTERTAINMENT is 50% owned by Bertelsmann A.G. and 50% owned by Sony Corporation of America.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

SONY BMG MUSIC ENTERTAINMENT

John McKay

Tel. +1 212 833 5520

Email: john.mckay@sonybmg.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel